UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]  ANNUAL REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	December 31, 2009

or

[ ]  TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _____________________

Commission File Number 0-14851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investors Real Estate Trust IRET Properties Inc. 401(k) Retirement Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investors Real Estate Trust
Post Office Box 1988
3015 16th Street SW, Suite 100
Minot, North Dakota 58702

SUMMARY ANNUAL REPORT
FOR INVESTORS REAL ESTATE TRUST RETIREMENT PLAN

This is a summary of the annual report for the IRET Properties 401(k) Plan (EIN: 91-1764859, Plan Number 001) for the period of January 1, 2009 through December 31, 2009.  The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

The benefits under this plan are provided by a Trustee.  The Trustee is First Western Bank & Trust.

Plan expenses were $157,287.73. These expenses included $0.00 in Administrative and Trustee charges, and $157,287.73 in benefits paid to participants and beneficiaries.  A total of 95 persons were participants in or beneficiaries of the Plan at the end of the Plan year.

The value of Plan Assets, after subtracting liabilities of the Plan was $4,742,860.89 as of December 31, 2009, compared to $3,853,970.64 as of January 1, 2009.  During the Plan year, the Plan experienced an increase (decrease) in its net assets of $888,890.25.  This increase includes unrealized appreciation (or depreciation) in the value of Plan assets of $55,960.71 that is, the difference between the value of the Plan's assets at the end of the year, and the value of the assets at the beginning of the year, or the cost of assets acquired during the year.  The Plan had total income of $990,217.27 including employee contributions of $284,250.27, rollover contributions of $74,132.21 and employer contributions of $415,801.91, gains (losses) of $70,827.44 from the sale of assets, and earnings from investments of $145,205.44.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have a right to receive a copy of the full Annual Report, or any part thereof, on request.  The items listed below are included in that Report:

•	A Trustee's Report
•	Assets held for investment
•	Form 5500

To obtain a copy of the full Annual Report, or any part thereof, write or call the office of the Plan Administrator, IRET Properties Inc., 3015 16th Street SW, Suite 100, Minot North Dakota 58702.  Telephone Number: (701) 852-1756.  There will be no charge for such a copy.

You also have the legally protected right to examine the annual report at the main office of the Plan at Minot, North Dakota, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.  Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue Northwest, Washington, D.C. 20216.

SIGNATURES

The Plan.  Pursuant to the  requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who  administer the employee  benefit plan) have  duly  caused  this  annual  report  to be  signed  on  its  behalf  by the undersigned hereunto duly authorized.

Investors Real Estate Trust IRET Properties Inc. 401(k) Retirement Plan

Date: June 3, 2010

By:	INVESTORS REAL ESTATE TRUST, PLAN ADOPTING EMPLOYER

/s/ Timothy P. Mihalick
Name:	Timothy P. Mihalick
Title:	President & Chief Executive Officer